15027967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 27 2015 REGISTRATIONS BRANCH 17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52462

*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KPMG CORPORATE FINANCE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive, Suite 5500
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Isom (312) 665-1911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ABARBER 12/29

OATH OR AFFIRMATION

I, Philip J. Isom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KPMG Corporate Finance LLC, as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFICIAL SEAL
CAROL A MYERS
Notary Public - State of Illinois
My Commission Expires Oct 4, 2018

KPMG Corporate Finance LLC

Financial Report
September 30, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
KPMG Corporate Finance LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC (the Company) as of September 30, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KPMG Corporate Finance LLC as of September 30, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
November 25, 2015

KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2015

Assets	
Cash and cash equivalents	$ 59,785,025
Accounts receivable, net	6,657,313
Prepaid expenses	106,593
Other receivables	54,226
Fixed assets, net of accumulated depreciation of $358,908	194,489
Intangible assets, net	667,292
Goodwill	4,648,567
Total assets	$ 72,113,505
Liabilities and Member's Capital	
Accrued compensation	$ 9,220,426
Accounts payable, accrued expenses and other liabilities	7,586,495
	16,806,921
Member's capital	55,306,584
Total liabilities and member's capital	$ 72,113,505

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the Company), a wholly-owned subsidiary of KPMG LLP (Parent), is a Delaware limited liability company formed on February 7, 2000, for the purpose of conducting business as a broker-dealer. The Parent is the U.S. member firm of KPMG International, a Swiss Cooperative.

The Company's primary business is investment banking and infrastructure advisory services to institutional investors, corporate entities, state and local governments and their agencies and authorities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The following is a summary of the Company's significant accounting policies:

a) Basis of Presentation

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

b) Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments which consist primarily of money market funds with average original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business. The Company maintains its cash balances in financial institutions located in the United States. The Company maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

d) Fair Value Measurements

The Company records its financial instruments at fair value. Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

d) Fair Value Measurements (Continued)

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Money market funds held by the Company in the amount of $16,630,011, included in cash and cash equivalents on the statement of financial condition, are considered Level 1 financial instruments and are measured at fair value based on the published net asset value per share on the day of valuation. The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

e) Allowance for Doubtful Accounts

The Company policy to reserve for doubtful accounts is based on the aging of balances of all accounts over 180 days, unless it is clearly demonstrated an account is collectible as determined by management.

f) Fixed Assets

Fixed assets consist of computer equipment, which is recorded at cost and depreciated on a straight-line basis over a period of three years.

g) Intangible Assets

Intangible assets are comprised of acquired intangibles from St. Charles Capital, LLC and Ewing Bemiss & Co. These assets are amortized on a straight-line basis over the useful life of six months to five years as further discussed in Note 4.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

g) Intangible Assets (Continued)

Definite-lived intangible assets are tested for impairment annually. Impairment is indicated when the carrying value of the asset is not recoverable and exceeds its fair value. In evaluating the recoverability of intangible assets, the Company estimates the undiscounted future cash flows to be derived from these assets. If the carrying value of an asset is not recoverable through the related undiscounted cash flows, the impairment loss is measured based on the amount by which the carrying value of the asset exceeds its fair value. The fair value of the asset is determined by discounted cash flows or other methods as appropriate for the asset type.

h) Income Taxes

The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended September 30, 2015, management has determined that there are no material uncertain income tax positions that impact the Company's financial statements. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current and prior three tax years.

i) Goodwill

The Company's goodwill was recorded as a result of the Company's business combinations using the acquisition method of accounting. The Company does not amortize goodwill, but goodwill is tested for impairment annually and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit below its carrying value. For purposes of this assessment, the Company has two reporting units to which goodwill has been assigned: investment banking and infrastructure advisory. See Note 4 for further discussion.

Goodwill may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value or is impaired. If deemed necessary as a result of the qualitative assessment, the Company will review goodwill to determine potential impairment by comparing the carrying value of the reporting unit to its fair value.

j) Revenue Recognition

Revenue can include both success fees and hourly fees. Success fee revenue is recognized at the time the transaction is completed and the income is reasonably determinable, as defined under the terms of each engagement. Hourly fees are recognized over the period which services are rendered. Some engagements contain up-front payments as retainers for services. Such payments are recorded based on expected life of the engagement. Revenue is also earned from services provided to the Parent.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

k) Reimbursable Expenses

The Company incurs reimbursable expenses in performing its services on behalf of clients, which are recorded on a gross basis.

l) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

m) Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14, which defers by one year the mandatory effective date of its revenue recognition standard to be effective for annual reporting periods beginning after December 15, 2017. The Company will implement the provisions of ASU 2014-09 as of October 1, 2018. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

In September 2015, the FASB issued ASU 2015-16, *Simplifying the Accounting for Measurement-Period Adjustments*, which eliminates the requirement for an acquirer to retrospectively adjust the financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. The new standard is effective for fiscal years beginning after December 15, 2015. The Company will implement the provisions of ASU 2015-16 as of October 1, 2016.

Note 2. Accounts Receivable

At September 30, 2015, accounts receivable includes accrued revenue for amounts billed and hours incurred in connection with investment banking and infrastructure advisory activities. The amounts billed and hours incurred include time, expenses and retainers. The amount recorded is net of an allowance for doubtful accounts of $16,625 and includes unbilled revenue of $3,000,197.

Note 3. Business Combination

On August 15, 2015, the Company added a team of professionals from Ewing Bemiss & Company (EB), a middle market boutique investment bank that provides transaction advisory services to companies in the energy, power and utilities sectors. The results of this team's operations have been included in the financial statements since that date. This business combination will further position the Company as a leading mid-market investment bank and M&A advisor for companies within the industry energy mergers and acquisitions segment. The goodwill of $1,240,000 arising from the agreement is largely a result of this positioning.

Note 3. Business Combination (Continued)

The consideration paid for the team of professionals consists of a contingent consideration arrangement that requires the Company to pay the owners of EB based on the amount of revenue collected relating to certain engagements. The first $650,000 (undiscounted) of contracted engagements revenue received by required collection dates, less amounts received by EB related to one particular engagement, will be paid to EB. In addition, provided contracted engagements revenue by this team exceeds $1,150,000, the excess received by required collection dates, up to $850,000 (undiscounted), will be paid to EB.

The fair value of these contingent consideration arrangements of $412,000 and $815,000, respectively, were estimated by applying the income approach and are included in accounts payable, accrued expenses and other liabilities on the statement of financial condition. That measure is based on significant inputs that are not observable in the market, which Accounting Standards Codification (ASC) Section 820-10-35 refers to as Level 3 inputs (see discussion of the fair value hierarchy in Note 1(d)). Key assumptions include (a) a discount rate of 4.3% and (b) a probability adjusted level of contracted engagements revenues. As of September 30, 2015, the amount recognized for the contingent consideration arrangement, the range of outcomes, and the assumptions used to develop the estimates had not changed.

The Company's Parent will reimburse the owners of EB for agreed-upon portions of its office space rent and a lease termination payment if lease termination occurs by December 31, 2015. The related lease was not assumed by the Company or its Parent and the office space is not in use by employees of the Company or its Parent. The present value of the expected payments pursuant to this arrangement was determined to be $343,000, which is treated as contingent consideration. The Company recorded a capital contribution from KPMG LLP for this amount, which reflects consideration to be paid to the owners of EB.

The following table summarizes the consideration paid for this transaction and the amounts of estimated fair value of the assets acquired and liabilities assumed at the agreement date. For accounts receivable, the gross contractual amount equals fair value and is expected to be collectable.

Fair value of total consideration	$	1,570,000
Recognized amounts of identifiable assets acquired and liabilities assumed:		
Intangible assets	$	330,000
Goodwill		1,240,000
Total	$	1,570,000

Note 4. Goodwill and Other Intangibles

a) Goodwill

On October 1, 2007, the Company acquired substantially all of the assets of Keen Consultants, LLC; Keen Realty, LLC; Keen Strategic Advisors, LLC; and MHM Advisors, LLC (collectively, Keen), a group of affiliated real estate advisory and real estate transactional businesses. The excess of the purchase price and earn-out payments over the estimated fair values of the net assets acquired was recorded as goodwill in the amount of $2,235,963. As of September 30, 2015, management performed an annual impairment assessment based on a reporting unit comprised of the entire Company and has determined that there is no impairment in value.

Note 4. Goodwill and Other Intangibles (Continued)

On June 26, 2014, the Company acquired substantially all of the assets of St. Charles Capital, LLC. This acquisition further positioned the Company as a leading mid-market investment bank and M&A advisor for companies within key dynamic industry segments. The goodwill of $1,172,604 arising from the acquisition is largely a result of this positioning. As of September 30, 2015, management performed an annual impairment assessment based on the reporting unit of investment banking and has determined that there is no impairment in value.

On August 15, 2015, the Company added a team of professionals from Ewing Bemiss & Company, as described in Note 3, resulting in additional acquired goodwill of $1,240,000. This goodwill will be assessed annually for impairment based on the reporting unit of investment banking.

b) Acquired Intangibles

	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:				
Customer relationship	5 years	$ 220,000	$ (55,000)	$ 165,000
Backlog	7 months	1,850,000	(1,583,333)	266,667
Non-compete agreements	3 years	410,000	(174,375)	235,625
Total		$ 2,480,000	$ (1,812,708)	$ 667,292

Note 5. Liabilities Subordinated to Claims of General Creditors

On November 30, 2009, the Company entered into a subordinated loan agreement with the Parent and borrowed $4,000,000. This non-interest bearing loan was fully repaid on August 7, 2015.

Note 6. Net Capital Requirements

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2015, the Company had net capital of $42,645,504, which was $41,525,042 in excess of its required net capital of $1,120,462. At September 30, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

Note 7. Customer Concentration and Related-Party Transactions

For the year ended September 30, 2015, the Company had two major customers. A customer is considered major when the customer represents more than 10 percent of total accounts receivable as of September 30, 2015. Transactions with major customers are as follows:

	Percentage of total accounts receivable at September 30, 2015:
Customer A	18%
Customer B	11%

The Company entered into a Service Agreement with the Parent effective December 1, 2009. The Parent shares personnel, office space and equipment with the Company, whereby expenses and costs are allocated based on this Service Agreement. Also, under this agreement, the Company is to pay the Parent interest at 10 percent per annum on the prior month unbilled and outstanding accounts receivables as reported by the Company.

The Parent provides certain services, such as technology, finance and accounting, human resources, and legal, risk and regulatory, at no cost. Additionally, the Parent provides office space at no cost to the Company.

All accounting transactions between the Company and the Parent are recorded through intercompany accounts. The Company and the Parent settle the net due to/due from balance via cash payment quarterly. As of September 30, 2015, accounts payable, accrued expenses and other liabilities on the statement of financial condition include $4,970,799 due to the Parent for intercompany transactions.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.